UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Healerverse, Inc.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> March 12, 2024

Physical Address of Issuer:

210 N. Hwy 1, Ste. D10 #1104, Jupiter, FL 33447

Website of Issuer:

https://5dhealerverse.com

Current Number of Employees:

0

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)*
Total Assets	$98,526	$89,000
Cash & Cash Equivalents	$4,952	$5,960
Accounts Receivable	$87	$87
Current Liabilities	$351,688	$32,613
Long-Term Liabilities	$0	$173,327
Revenues/Sales	$9,330	$2,217
Cost of Goods Sold**	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(136,220)	$(198,303)

*   The above results reflect those of Healerverse, LLC, the predecessor to the Company. In March 2024, Healerverse LLC was converted to a Delaware corporation and became the Company.

** Cost of Revenues

TABLE OF CONTENTS

April 17, 2025

HEALERVERSE, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Healerverse, Inc. ("**Healerverse**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://5dhealerverse.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 17, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under

the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Healerverse, Inc.
_____

By:/s/ Patricia Kane
_____
(Signature)

Patricia Kane
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patricia Kane
_____
(Signature)

Patricia Kane
_____
(Name)

Director
_____
(Title)

April 17, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 17, 2025

Healerverse, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this <u>Exhibit A</u> and <u>Exhibit B</u> therein.

The Company

Healerverse, Inc. offers a tech-driven platform catering to the growing global interest in healthy and mindful living. Healerverse provides a central digital space for booking appointments, event ticketing, and attending workshops led by solopreneurs (healers and coaches) across the globe.

The Company was originally formed on May 19, 2021 as a Colorado limited liability company named All Abundance LLC. This entity was subsequently converted to a Florida limited liability company on July 1, 2022 and renamed Healerverse LLC. On March 12, 2024, Healerverse LLC was converted to a Delaware corporation and changed its name to Healerverse, Inc.

The Company is headquartered and qualified to conduct business in Florida. The Company provides its services through the internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://5dhealerverse.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is owned by the CEO and Founder who will exercise voting control.

Patricia Kane, the CEO and Founder of the Company, beneficially owns all of the outstanding equity of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, Ms. Kane will exercise control over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and over the Company's management and policies. Ms. Kane may have interests that are different from yours. For example, Ms. Kane may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Ms. Kane could use her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-

competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign

jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an expansive marketplace platform for spiritual seekers, healers, and holistic practitioners. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

Description of the Business

Healerverse, Inc. offers a tech-driven platform catering to the growing global interest in healthy and mindful living. Healerverse provides a central digital Saas platform for practitioners to manage their businesses and seekers to book appointments, event ticketing, and attending workshops led by solopreneurs (healers and coaches) across the globe.

Business Plan

The Company has developed and operates an expansive platform for spiritual seekers, healers, and holistic practitioners. The platform offers an inclusive space that allows individuals to amplify their message, learn, connect, share and shine their healing light for all to see, be inspired by and act instantly on demand. The platform is based on a SaaS subscription model allowing verified subscribers to list on, and use, the platform (including buying/selling tickets to events and offering their own courses). The Company receives fees from sales on the platform.

The Company plans to significantly expand its business by increasing sales and marketing, investing in technology and product development and building its infrastructure. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Healerverse Platform	Platform offering a SaaS subscription model to spiritual and holistic practitioners allowing verified subscribers to list on, and use, the platform (including buying/selling tickets to events and offering their own courses).	Holistic practitioners and seekers; people/companies hosting events.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competition is shown in the chart below, along with the differences between the competitors and the Company:

Features	Healerverse	Mindbody	Heal.me	Vagaro	Eventbrite
2023 YE Revenue	✓				
Appointment Scheduling	✓	✓	✓	✓	
In-app Payment	✓	✓	✓	✓	✓
Crypto friendly	✓				
Holistic Healing Service	✓		✓		✓
Wellness Retreats	✓				
In-app Marketplace	✓				
Online Sessions	✓	✓	✓		✓

Features	Healerverse	Mindbody	Heal.me	Vagaro	Eventbrite
Educational Content	✓				✓
Community	✓				
Metaverse Experiences	✓				
Donation Partner	✓				

Customer Base

Our customer base primarily consists of Holistic practitioners and seekers and people or companies hosting Holistic events, courses, appointment bookings and companies offering corporate wellness.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property*

Application or Registration #	Title	Description	File Date	Grant Date	Country
7,368,438*	"5DHEALERVERSE"	Service Mark	September 8, 2022	April 23, 2024	USA
97324333*	"5DHEALERVERSE"	Trademark	March 22, 2022	Pending	USA
7,664,240*	"5D HEALERVERSE"	Service Mark	March 22, 2022	January 21, 2025	USA
7,368,953*	"HEALERVERSE"	Service Mark	August 19, 2022	April 23, 2024	USA
97555949*	"HEALERVERSE"	Trademark	August 19, 2022	Pending	USA

*All marks are in the name of Patricia Kane, the CEO and Founder of the Company. They are in the process of being transferred to the Company.

The Company has similar trademarks either pending or registered in other foreign jurisdictions.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company will require FDA approval and be subject to its oversight. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Patricia Kane	CEO, Founder and Chairman	CEO, Founder and Chairman of Healerverse, Inc., 2021–Present. Responsible for major corporate decisions, managing the overall operations and resources of the Company. Also responsible for securing partnerships, community development, and securing funding.	Florida Atlantic University, Master of Business Administration, 2015–2017 Iona University, Bachelor of Business Administration, 2003-2007
Girish Antiwar	CTO and CPO	CTO and CPO of Healerverse, Inc., 2024 – Present Responsible for ensuring the Company's technology is competitive and aligned with business goals. Also responsible for the execution of AI automation of all products, managing the technology team, product and marketing team. CEO of Maxtron Innovations and Create Protocol, 2021 – Present Responsible for technology, AI marketing and fundraising matters.	Institute of Technology, Roorkee, Bachelor of Architecture, 2011-2015
Heidie C. de Guzman	Chief of Staff and Head of Business Operations	Chief of Staff and Head of Business Operations and of Healerverse, Inc., 2021–Present Responsible for overseeing daily operations, including managing internal and external communications, customer service, automation of processes, and supporting CEO in all processes.	Asian College of Technology, Associate Degree, Computer Science,1996

Biographical Information

Patricia Kane: Trish is the CEO, Founder and Chairman of the Company. She is a Holistic practitioner, sought after inspirational Keynote Speaker, Decentralization advocate and Author. Trish has 20+years of Sales, Startup, Management and Operations experience with previous employment at Aflac and Informa Tech. In 2014, Trish was found non-responsive and dead by paramedics with a body temperature of 86 degrees Fahrenheit and was resuscitated twice. This was followed by fighting for her life in a 9-day coma while she suffered 2 strokes. Trish healed herself over the past 10 years with assistance from healers and her community. The Company is a manifestation of her passion of bringing people together and assisting in the healing of the world at a global level. Trish has an MBA from Florida Atlantic University and a BBA from Iona University.

Girish Anirwar: Girish is the CTO and CPO of the Company. He is a 2x Founder and has had 2 exits. Girish is a Web 3 and AI expert. He has extensive experience in business development, international sales management, and sales operations. Girish has successfully led businesses to global expansion. His expertise in the digital and mobile industry, coupled with his strong deal-making skills, has contributed to the growth and success of various companies. Girish holds an Engineering Degree from the prestigious Indian Institute of Technology, Roorkee.

Heidie de Guzman: Heidie is the Chief of Staff and Head of Business Operations for the Company. She has worked with the CEO of the Company for 3 ½ years building the infrastructure of the Company, managing customer service, internal and external communications and leveraging her Lean Six Sigma expertise to streamline processes. Heidie has 30+ years of experience with technology, call center management, customer service and e-commerce. She is a graduate from the Asian College of Technology, Computer Science.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

<h1 style="text-align:center">CAPITALIZATION, DEBT AND OWNERSHIP</h1>

Capitalization

The Company's authorized capital stock consists of 30,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

As of the date of this Form C-AR, 30,000,000 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	30,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$10,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Principal Amount Outstanding	$54,247*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

* Includes $1,063 in SAFEs issued to the Intermediary as a commission.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Unsecured Loan from Company CEO and Founder
Principal Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	January 1, 2030

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	$3,000	30,000,000	General Working Capital	March 12, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$10,000	1	Research & Development and General Working Capital	July 1, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$54,247**	51	Research & Development and General Working Capital	February 11, 2025	Reg CF

* Issued as a result of the conversion of the Company from a Florida limited liability company to a Delaware corporation on March 12, 2024.

**Includes $1,063 in SAFEs issued to the Intermediary as a commission.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Patricia Kane	30,000,000 shares of Common Stock	100%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31. 2025, the Company had approximately $30,269 in cash and cash equivalents, , leaving the Company with over 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In February 2025, the Company completed an offering of SAFEs (Simple Agreement for Future Equity) pursuant to Regulation CF and raised $53,184 (excluding $1,063 in SAFEs issued to the Intermediary as a commission).

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, including a valuation cap, the Company has ascribed no valuation to the Company, the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

<center>16</center>

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) Patricia Kane, the Company's CEO and Co-Founder, provided advances to the Company (and its predecessor entity) in 2023 and 2024, totaling in the aggregate $200,000. The Company entered into a loan agreement with Ms. Kane, dated September 1, 2024, covering these prior advances which provides for no interest rate and a maturity date of January 1, 2030. See the section titled "*Outstanding Debt*" for more information regarding this loan.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 17, 2025

Healerverse, Inc.



Balance Sheet

Healerverse LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1100 Checking	
1110 BoA - Checking	4,952.69
1160 Clearing Account	
Total for Bank Accounts	**$4,952.69**
Accounts Receivable	
1200 Accounts Receivable (A/R)	87.46
Total for Accounts Receivable	**$87.46**
Other Current Assets	
1210 Prepaid expenses	
Total for Other Current Assets	**0**
Total for Current Assets	**$5,040.15**
Fixed Assets	
7001 Trade Mark	$1,000.00
7001.1 Accumulated Amortization - Trade Mark	-175.00
Total for 7001 Trade Mark	**$825.00**
7002 Software\Website (Work-in-Progress)	92,661.78
Total for Fixed Assets	**$93,486.78**
Other Assets	
Total for Assets	**$98,526.93**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	
Total for Accounts Payable	**0**
Credit Cards	
2010 BoA - All Abundance 4929	29,649.30
2020 BoA - Healerverse Mama 4220	49,645.58
2030 BoA - International Personal 5233	82.29
2040 AMEX - Trish	20,389.92
2050 Chase - 7224	20,382.29
Total for Credit Cards	**$120,149.38**
Other Current Liabilities	
2060 Due To/From Trish	230,852.12
2065 Deferred Revenue	686.51
Total for Other Current Liabilities	**$231,538.63**
Total for Current Liabilities	**$351,688.01**

Balance Sheet

Healerverse LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
Total for Liabilities	**$351,688.01**
Equity	
3800 Retained Earnings	-316,940.19
Net Income	-136,220.89
3200 Opening balance equity	20,050.73
3300 Additional Paid In Capital	179,949.27
Total for Equity	**-$253,161.08**
Total for Liabilities and Equity	**$98,526.93**

Profit and Loss

Healerverse LLC
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
4005 Transaction Revenue	9,330.85
Total for Income	**$9,330.85**
Cost of Goods Sold	
5000 Cost of goods sold	0
5015 Software Dev Expenses	
Total for 5000 Cost of goods sold	**0**
Total for Cost of Goods Sold	**0**
Gross Profit	**$9,330.85**
Expenses	
5016 Stripe Fees	43.60
6010 General business expenses	138.75
6015 Office expenses	9,172.43
6016 Shipping & postage	504.68
6019 Compliance Fee	2,554.02
6020 Bank Fees & Service Charges	0
6020.1 Foreign Transaction Fee	10.20
6020.2 Annual Membership Fee (Credit Card)	95.00
6020.3 Late Payment Fee	127.00
6020.4 Finance Charge	18,870.21
6020.5 Account Maintenance Fee	144.00
6020.6 Other Bank Charges	132.77
Total for 6020 Bank Fees & Service Charges	**$19,379.18**
6021 PayPal Fees	1,548.39
6023 Charitable Contributions	15.00
6024 Credit & Background Verification	124.95
6100 Business Development	1,161.84
6140 Memberships & subscriptions	39.96
6170 Outsourcing Fees	74,092.43
6200 Advertising & marketing	$2,246.13
6205 Events & Conferences	-18,589.00
6220 Social Media & Website	386.68
6230 Branding	505.29
Total for 6200 Advertising & marketing	**-$15,450.90**
6400 Travel	0
6405 Airfare	10,962.74
6410 Lodging	13,050.04
6415 Transportation	1,138.70
6420 Meals - Travel	939.44
Total for 6400 Travel	**$26,090.92**

Profit and Loss

Healerverse LLC
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
6500 Technology	$46.20
6505 IT Expenses	11,780.46
6515 Subscriptions & Dues	210.00
6520 Hosting	139.31
Total for 6500 Technology	**$12,175.97**
6600 Professional Fees	$775.00
6610 Accounting fees	5,796.00
6620 Legal fees	7,556.73
6630 Other Professional Fees	875.00
Total for 6600 Professional Fees	**$15,002.73**
6631 Telephone & Internet Expenses	12.84
Total for Expenses	**$146,606.79**
Net Operating Income	**-$137,275.94**
Other Income	
6820 Other income	0
6821 Cashback & CC Rewards	1,055.05
Total for 6820 Other income	**$1,055.05**
Total for Other Income	**$1,055.05**
Other Expenses	
Net Other Income	**$1,055.05**
Net Income	**-$136,220.89**